NEWS RELEASE

ELD No. 09-18

TSX: ELD   NYSE-A: EGO

August 5, 2009

Eldorado Consolidates Ownership of Vila Nova Iron Ore Project

VANCOUVER, BC - Paul N. Wright, President and CEO of Eldorado Gold Corporation (“Eldorado” or the “Company”) is pleased to report that the Company now controls 100% interest in the Vila Nova Iron Ore Project (“Vila Nova” or the “Project”) in Amapa State, Brazil.   Eldorado previously owned 75% interest in the project, the balance of 25% being controlled by Mineracao Amapari SA (“Amapari”), a Brazilian private company.   Eldorado has finalized and executed an agreement with Amapari, which results in the acquisition by Unamgen Mineracao - a wholly owned subsidiary of Eldorado in Brazil - of Amapari’s 25% remaining interest in the project in exchange for a Net Profits Interest royalty of 10% plus a sliding scale royalty based on the operating margin of the Project.

Vila Nova contains Proven and Probable Reserves (as of December 31, 2008) of 9.2 million tonnes of ore at a grade of 61.0% Fe plus an Inferred Resource of 2.0 million tonnes at 61.2% Fe.  The Project consists of a conventional shovel-and-truck owner operated open pit mine followed by crushing, screening, and minor gravity separation plant designed to process 1 million tonnes of ore per year.  Lump ore and sinter fines to be produced from the Project will be shipped from the Santana Port, which is located at a distance of approximately 180 Km from the Project.   The mine and plant were successfully commissioned during the first half of 2009 and were put on care and maintenance as a result of the global financial crisis.   The Project is fully permitted for commercial production.

“This agreement simplifies and consolidates the ownership structure of Vila Nova without any additional upfront cost for Eldorado”, commented Paul N. Wright. “The Vila Nova Iron Ore Project is not a core asset for Eldorado but we look forward to putting the Project in commercial production once prices of iron ore recover to satisfactory levels”.

Eldorado is a gold producing, exploration and development company actively growing businesses in Brazil China, Greece, Turkey and surrounding regions.  We are one of the lowest cost pure gold producers reporting.  With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF

ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright

President and Chief Executive Officer

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward looking statements or information within the meaning of the Securities Act (Ontario).  Such forward looking statements or information include, but are not limited to statements or information with respect to  unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements or information are subject to a variety of risks and uncertainties, which could cause actual events, or results to differ from those reflected in the forward-looking statements or information. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements.  Specific reference is made to “Forward Looking Statements and Risk Factors” in the Company’s Annual Information Form and Form 40-F dated March 31, 2009.  Forward-looking statements herein include statements regarding the expectations and beliefs of management.  Such factors included, amongst others the following:  gold price volatility; impact  of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; risks from litigation; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the section entitled “Risk Factors” in the Company’s Annual Information Form and Form 40-F dated March 31, 2009.  We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the U.S.

Eldorado Gold Corporation’s common shares trade on the Toronto Stock Exchange (TSX: ELD) and the NYSE-Amex US (NYSE-A: EGO).

Contact:

Nancy Woo, VP Investor Relations

Eldorado Gold Corporation

Phone: 604.601-6650 or 1.888.353.8166

1188, 550 Burrard Street

Fax: 604.687.4026

Vancouver, BC V6C 2B5

Email: nancyw@eldoradogold.com

 Web site: www.eldoradogold.com

Request for information packages: info@eldoradogold.com